Exhibit 99.2

annual review
2004

ICI

	Contents	ICI is one of the world’s major specialty chemicals and paints businesses with products and ingredients developed for a wide range of markets.
1	Financial highlights
2	Statement by the Chairman
and the Chief Executive
6	Group strategy
9	Chief Financial Officer’s review	Our vision is to become the leader in formulation science. We have, and will continue to build, a portfolio of businesses that are leaders within their respective industries, bringing together outstanding knowledge of customer needs with leading edge technology platforms to create and deliver products that provide superior performance.
12	Board of Directors and Executive
Management Team
16	Summary corporate
governance report
18	Summary remuneration report
20	Summary accounts and
auditor’s statement
24	Shareholder information
25	Forward-looking statements	As a result of significant and sustained performance improvement, ICI aims to be one of the leading creators of shareholder return in its industry, without compromising our commitment to safety, health and the environment and the communities in which we operate.
and definitions

The Notice convening the Company’s Annual General Meeting in 2005 is set out on pages 4 to 6 of the Chairman’s letter to shareholders dated 15 March 2005.

The Group publishes an annual Sustainability Report which is available on the Group’s website, www.ici.com

A list of definitions appears on page 25 of this report.

‘Company’ means Imperial Chemical Industries PLC. ‘ICI’, ‘ICI Group’ or ‘Group’ means Imperial Chemical Industries PLC and its subsidiary companies.

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FINANCIAL HIGHLIGHTS	1

Turnover — Continuing operations	Group profit before tax	Group earnings per share†		Net debt
(note 1, page 22)	before exceptional items	before exceptional	Total earnings	at 31 December
	and goodwill amortisation	items and goodwill
amortisation

		Pence per £1	Pence per £1
£ millions	£ millions	Ordinary Share	Ordinary Share	£ millions

Financial highlights

	2004		2003		Change
	£m		£m		%

Financial results

Turnover

Continuing operations

International Businesses (National Starch, Quest, Uniqema and Paints)	5,244		5,389		– 3

Regional and Industrial less inter-segment sales	357		460		– 22

Total	5,601		5,849		– 4

Trading profit*

Continuing operations

International Businesses	505		455		11

Regional and Industrial	(26)		(25)		– 4

Total	479		430		11

Profit before taxation, exceptional items and goodwill amortisation	397		341		16

Net profit attributable to shareholders of the Company before
exceptional items and goodwill amortisation	259		219		18

Net profit after exceptional items and goodwill amortisation	210		20		n.m.

Earnings and dividends

Earnings per £1 Ordinary Share†

Before exceptional items and goodwill amortisation	21.9	p	18.5	p	18

Total earnings	17.8	p	1.7	p	n.m.

Dividend per £1 Ordinary Share	7.3	p	6.25	p	17

Cash flow	£m		£m

Net cash inflow from operating activities after interest,
tax and dividends	327		327		–

Net cash inflow/(outflow) from investing activities	29		(61)		n.m.

Cash inflow before use of liquid resources and financing	356		266		34

Net debt	920		1,326		31

Interest coverø (times)	5.6		4.7

Return on capital employedø	7.6%		5.8%

*	Trading profit is defined as operating profit before exceptional items and goodwill amortisation.	Throughout this Annual Review, including pages 2 and 3, references to “comparable” performance exclude the effects of currency translation differences and the impact of acquisitions and divestments on the results reported.
†	Earnings per £1 Ordinary Share are quoted on an undiluted basis.
ø	ICI’s method of calculating interest cover and return on capital employed is defined on page 25.
n.m. – not meaningful.

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2	STATEMENT BY THE CHAIRMAN AND THE CHIEF EXECUTIVE

In 2004, ICI made progress towards its vision of becoming the leader in formulation science. We achieved or exceeded our targets for the year, and, in a generally favourable trading environment, all our businesses grew comparable trading profits and improved trading margins. Cash flow was strong, and we reduced net debt to below £1bn.

Statement by the Chairman and the Chief Executive

Peter B Ellwood Chairman, John D G McAdam Chief Executive

2004 was a good year for ICI, aided by a favourable external trading environment – a year in which we met or exceeded our strategic plan financial targets. Trading margins improved from 7.4% to 8.6%, profit before tax, exceptional items and goodwill amortisation was up 16%, and net debt was reduced to below £1bn for the first time since 1996. In 2004 ICI laid solid foundations, although there is still a long way to go before we reach the levels of performance to which we aspire.

Towards the end of 2003 we outlined our strategy, with a strong focus on profitable growth, and set clear financial targets. At the core of our strategy is a belief that ICI can become the leader in formulation science, based on outstanding knowledge of our customers’ needs and the application of leading edge technology. We will execute our strategy by improving executional capability, increasing focus across the business on cost and capital effectiveness and, at the same time, investing differentially in selected markets where we can achieve higher rates of profitable growth.

Progress in 2004
2004 was the first full year in which we have been executing our revised strategy. Many objectives were achieved. We strengthened our business in growth markets in Asia and in the global electronics industry; National Starch and ICI Paints both delivered significant sales and profit growth, and Uniqema’s profits improved markedly despite lower sales. Quest, which had under-performed against expectations for the previous two years, made progress on many fronts and significantly improved its financial performance.

The sale of Quest’s Food Ingredients business was completed in April 2004, an important step which enables the business to concentrate its efforts on developing its core activities in flavours and fragrances. In December 2004, we also announced the sale of National Starch’s Vinamul Polymers business, a manufacturer of emulsion polymers. The sale, completed in February 2005, reflects our view that our resources can be better utilised in businesses with greater potential for profitable growth.

Together, these actions continued to reposition the Group towards market segments where we believe we can maximise value creation for our shareholders.

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STATEMENT BY THE CHAIRMAN AND THE CHIEF EXECUTIVE	3

Asia remained the most significant growth market for ICI and we continued to invest in the region to capitalise on our strong market positions. In particular, ICI Paints expanded sales and marketing activities into new locations in China, while National Starch continued to develop our adhesives activities in the region, and opened a new starch manufacturing and technical service facility near Shanghai.

We also invested in other high growth markets, at the same time, continuing to develop leading edge technology platforms which allow us to design products that provide superior performance for our customers. We continued to support new product innovation within National Starch for bonding agents and adhesives for semiconductor markets, and developed new fragrance and flavour ingredients to help rebuild Quest’s reputation as one of the creative leaders in its sector. Innovative new paint products are being rolled out around the globe, and Uniqema is introducing advanced performance additives that improve the performance of a range of skin care products.

The increased focus on cost and capital effectiveness, and a more selective approach to investment, helped improve operating performance across the Group. The major restructuring programme announced in 2003 delivered planned savings during the year. Milestones included the closure of two starch plants in the UK and Canada, and major manufacturing efficiency initiatives at key facilities in the US to absorb the consolidated demand. Other profit improvement projects included supply chain and manufacturing initiatives in Paints and Uniqema, which resulted in major savings.

In late 2003, ICI introduced group-wide Executive Boards, covering a variety of functional disciplines, such as procurement, manufacturing, safety, health and the environment, human resources and technology. Their role is to ensure that improvement strategies related to each discipline are effectively implemented across ICI. In 2004, against a backdrop of significant raw material cost inflation in the second half of the year, effective procurement reduced the impact of increases, to the benefit of the businesses and their customers. We also benefited from leveraging shared experiences of manufacturing improvement programmes to accelerate the implementation of new projects. With many initiatives now underway, the positive effect of these functional boards continues to be seen across ICI.

In 2004, we also made progress with legacy issues. In particular, in October we announced the Group’s exit from the Ineos Chlor business, marking the end of a significant chapter in the history of ICI.

People
In March we invited Baroness Noakes to join the Board as a Non-Executive Director. In addition, in July, Charles Knott, Chairman and Chief Executive of Quest, was appointed to the Board as an Executive Director. We also recruited a number of senior managers to augment the existing management team, and took steps to further strengthen our internal talent, launching a series of new development programmes.

The contribution of all employees to ICI’s success in 2004 has been significant. Without their dedication and commitment to achieving progress, the task of implementing ICI’s strategic plan would have been impossible. As we look to the future, their continued support and enthusiasm will be crucial to achieving further mutual success.

Outlook
In our statement in last year’s annual report, we set out the challenge ahead and our commitment to making the decisions that would help achieve our strategic objectives. At the time we expressed the hope that 2004 would be a year of substantial progress in implementing the strategy and improving financial ratios. This has been borne out in the results and the good progress achieved in the year, but there is a lot more to do.

Raw material cost increases were a major feature during the year but good progress was made in securing price increases to mitigate their impact. Further price increases are necessary, but if customer demand remains strong – as generally appears to be the case today – we expect 2005 to be another year of progress.

As a global business, serving a diverse range of stakeholders, we do not regard corporate governance as a distraction, but as something which is at the heart of our effective stewardship, encapsulating as it does being mindful of both our financial responsibility to our shareholders, and the need always to act with the highest standards of integrity and transparency. Together, our shareholders, employees and customers continue to put trust in ICI; we thank them for their ongoing support and hope to report further progress in 2005.

Peter B Ellwood CBE Chairman

John D G McAdam Chief Executive

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4	HIGHLIGHTS

ICI Group

ICI is one of the world’s major specialty chemicals and paints businesses with products and ingredients developed for a wide range of consumer and industrial markets.

ICI’s specialty products and paints businesses comprise National Starch, Quest, Uniqema and ICI Paints. These businesses serve diverse consumer and industrial markets through some 70 strategic business units, comprising around 180 operating units with an array of market leadership positions across the world. In addition, a number of Regional and Industrial businesses remain in ICI’s portfolio.

The businesses are supported by group functions that provide expertise in specific disciplines, namely, information technology, procurement, human resources, manufacturing, finance, sustainability, safety, health and the environment (SSHE), and applied technology, where real value can be created for ICI’s customers through the application of advanced technology across the Group.

Key Group financials

Turnover – Continuing operations		Trading profit – Continuing operations		Group profit before tax	Group net profit
(note 1, page 20)		defined as operating profit before exceptional		before exceptional items	after exceptional items
		items and goodwill amortisation		and goodwill amortisation	and goodwill amortisation

£ millions		£ millions		£ millions	£ millions
	International		International
Group	Businesses	Group	Businesses

The businesses

National Starch	Quest	Uniqema	Paints	Regional and Industrial

Turnover as a % of Group turnover

Trading profit/(loss) as a % of Group Trading profit/(loss), as defined in the table above.

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HIGHLIGHTS	5

National Starch	Contribution to

National Starch markets an immense product range to sectors as diverse as food, healthcare and construction. Four main divisions are grouped around adhesives, specialty starches, specialty synthetic polymers and electronic and engineering materials. Headquarters in the USA, with manufacturing and customer service centres in 37 countries.

£1,870m sales
£219m trading profit†
9.5% return on capital employed*
9,410 employees

Group turnover 2004

Quest

Quest creates and markets flavours and fragrance concepts and solutions for the fast moving consumer goods industries. It makes vital ingredients for foods, snacks, beverages, personal care, fine fragrances, and home hygiene products. Headquarters in the Netherlands, with operations in 36 countries.

£584m sales
£51m trading profit†
5.2% return on capital employed*
3,730 employees

Uniqema

Uniqema concentrates on products which deliver specific effects that influence how customers’ products feel or perform. The formulation of personal care ingredients, natural and synthetic lubricants and polymers are areas of particular expertise. Headquarters in the Netherlands, with manufacturing in 12 countries.

£629m sales
£19m trading profit†
1.7% return on capital employed*
2,800 employees

ICI Paints

With some of the world’s top paint and decorative product brands, ICI Paints aims to inspire consumers to transform their surroundings with performance products and colour. It makes products to prepare and care for all building materials, and also provides coatings for cans and packaging. Headquarters in the UK, with manufacturing in 25 countries.

£2,161m sales
£216m trading profit†
13.8% return on capital employed*
15,330 employees

Regional and Industrial

ICI has a number of regional and industrial businesses representing elements of the Group’s historic activities in bulk chemicals. Principal operations are in Pakistan, Argentina and India and include activities in pure terephthalic acid, polyester staple fibre, rubber products, wine additives and soda ash.

£375m sales
£(26)m trading loss†
(10.1)% return on capital employed*
2,220 employees
†	Trading profit/(loss) is defined as operating profit/(loss) before exceptional items and goodwill amortisation.
*	ICI’s method of calculating return on capital employed is defined on page 25.
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6	GROUP STRATEGY

History	Balance of activities

Background and recent history
 Over the past eight years ICI has established a portfolio of specialty chemicals and coatings businesses through a number of acquisitions and disposals. Since 1997 the Group has bought and sold businesses worth in excess of £12bn and has repositioned itself towards higher added-value sectors of the chemicals industry.

The transformation of ICI’s core operations is now essentially complete. However, the Group will continue to seek opportunities to grow its business both organically and through small, strategic bolt-on acquisitions, thereby strengthening its portfolio.

Spread and balance of ICI’s activities
 ICI is headquartered in the UK, where it also has a number of major manufacturing activities. Outside the UK, operations are conducted by locally managed subsidiary companies staffed almost entirely by nationals of the country concerned. Eighty-six per cent of the employees of ICI’s businesses are located outside the UK.

The Group has operations in over 50 countries around the world and its customers are spread across a diverse range of product sectors; from foods and beverages to detergents and other domestic products; from semi-conductors and mobile phones to paper and packaging.

No one sector dominates ICI’s customer base and no one customer represents a material proportion of Group turnover.

1 Contribution to Group turnover by businesses 2 Turnover by customer location 3 Turnover by market sector

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GROUP STRATEGY	7

Strategy

ICI strategic matrix
ICI’s vision is to develop leadership in formulation science. Central to this vision is building a portfolio of businesses that are leaders within their respective industries, bringing together outstanding knowledge of customer needs with leading edge technology platforms to provide a distinctive competitive advantage for ICI’s customers.

As part of the 2003 strategic review, the individual business units of ICI were reviewed and evaluated in terms of market attractiveness, competitive position, and financial characteristics. Each business was then mapped onto a two by two matrix. This strategic matrix now drives generic strategy development across ICI. Strategies for those businesses within the “grow aggressively” segment are focused on profitable sales growth, whereas those for businesses within the “maintain selectively” segment emphasise improvement in cost and capital effectiveness.

The strategic review identified significant opportunities for creating and capturing additional value from three principal sources:

•	Differentiated resource allocation Investing in technology and marketing in those businesses where sustainable competitive advantage can be created.

•	Cost and capital effectiveness
Achieving a step-change in cost and capital effectiveness for ICI overall; in the near term through the successful delivery of the 2003 restructuring programme, and sustainably through changing organisational, cultural, and behavioural norms in ICI to consistently improve effectiveness.

•	Strategy execution A greater focus on strategy execution; delivered by upgrading operational capabilities and enhancing rewards for short- to medium-term performance delivery.

Strategic plan targets
Underpinned by a set of specific strategic thrusts, the delivery of sustained performance improvement and the achievement of clear financial targets should enable ICI to deliver significant improvements in shareholder return.

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8	GROUP STRATEGY

Strategic progress in 2004

ICI made good progress in 2004, with the Group starting to derive benefits from implementing its revised strategy. Progress towards the strategic plan targets was strong, aided by the improved external environment.

Group comparable sales growth for the year was 7%. Within that, comparable sales for businesses which we intend to “grow aggressively” increased by 11%. Comparable sales for businesses in the “grow selectively” and “maintain aggressively” segments grew by 7% and 5%, respectively, whereas comparable sales growth for businesses which we intend to “maintain selectively”, and where the strategic emphasis is on improving cost and capital effectiveness, grew by 2%. Trading margins improved in all segments.

Regionally, the strategy emphasises development of the Group’s businesses in Asia. In 2004, comparable sales growth in Asia for the International Businesses of 14% was achieved, reflecting a buoyant external environment, the well developed market positions of the Group’s adhesives and paints businesses, and further investment in people, marketing and fixed assets. As a consequence, in 2004, sales in Asia were £1.325bn, 24% of the Group total.

•	This chart shows the change in comparable sales for the International Businesses by strategic quadrant from 2003 to 2004.
•	Sizes reflect proportion of total International Businesses’ sales in the quadrant.

The increased focus on cost and capital effectiveness underpinned the improvement in Group trading margins from 7.4% in 2003 to 8.6% in 2004. In particular, delivery of cost savings from the restructuring initiatives first announced in 2003 remained on track overall, with savings of £72m achieved in 2004. Notable developments included the closure of two starch manufacturing facilities in the UK and Canada, and a major product rationalisation and supply chain re-engineering programme in Uniqema.

A further improvement in working capital efficiency and continued tight control of capital expenditure contributed to an improvement in the Group’s return on capital employed from 5.8% in 2003 to 7.6% in 2004. They were also critical in the delivery of a positive cash flow before acquisitions and divestments in 2004, a year ahead of the strategic plan target.

Reshaping of the portfolio also continued during the year. In April the Quest Food Ingredients business was sold to Kerry Group plc for £249m; in October 18.9% of the issued shares of Pakistan PTA Ltd were sold by private placement, raising £26m; and, also in October, ICI exited from Ineos Chlor, eliminating further financial commitments. Finally, in December, we announced the sale of National Starch’s Vinamul Polymers business to Celanese for £111m. The transaction was completed in February 2005.

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CHIEF FINANCIAL OFFICER’S REVIEW	9

In a much better external environment, the Group’s financial performance improved significantly in 2004.
Tim Scott Chief Financial Officer

Chief Financial Officer’s review

Summary financial statement
Market conditions were generally favourable in 2004 and sales for the International Businesses were 6% ahead of 2003 on a comparable basis. Comparable sales growth was achieved in all regions and was particularly strong in Asia and Latin America. Comparable trading profit for the International Businesses was well ahead, with higher sales and the benefits from restructuring programmes more than offsetting the impact of increasing raw material costs. The Regional and Industrial businesses reported a trading loss similar to last year.

Group profit before tax was £397m, 16% ahead of 2003, and earnings per share were 18% ahead at 21.9p, both measured before exceptional items and goodwill amortisation. Net profit after exceptional items and goodwill amortisation was £210m, compared with £20m in 2003.

With stronger profit performance and further improvements in capital effectiveness, cash flow improved from 2003 and net debt fell by £406m over the course of the year, to £920m. Interest cover also improved, to 5.6 times from 4.7 times last year.

Group’s financial performance
The Group’s sales, profit before tax, exceptional items and goodwill amortisation, and net profit for 2004 compared with 2003 are summarised below.

	2004 £m	2003 £m	Actual increase/ (decrease) %	Comparable* increase/ (decrease) %

Sales

International Businesses

National Starch	1,870	1,866	–	8

Quest	584	691	(15)	4

Uniqema	629	669	(6)	(1)

Paints	2,161	2,163	–	7

International Businesses – total	5,244	5,389	(3)	6

Regional and Industrial	375	481	(22)	10

Inter-class eliminations	(18)	(21)	14	(13)

Total	5,601	5,849	(4)	7

Trading profit†

International Businesses

National Starch	219	199	10	17

Quest	51	45	13	76

Uniqema	19	8	138	115

Paints	216	203	6	12

International Businesses – total	505	455	11	21

Regional and Industrial	(26)	(25)	(4)

Group trading profit	479	430	11	25

Income from associates	4	3	33

Group net interest charge	(86)	(92)	7

Group profit before taxø	397	341	16

Net profit

Before exceptional items and goodwill amortisation	259	219	18

After exceptional items and goodwill amortisation	210	20	n.m.

†	Trading profit is defined as operating profit before exceptional items and goodwill amortisation.
*	References to comparable performance exclude the effects of currency translation differences and the impact of acquisitions and divestments on the results reported.
ø	Before exceptional items and goodwill amortisation.
n.m. – not meaningful.

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10	CHIEF FINANCIAL OFFICER’S REVIEW

Profit before tax
Trading profit for the International Businesses for the year was 21% ahead of 2003 on a comparable basis, with each business well ahead. The Regional and Industrial Businesses reported a trading loss of £26m for 2004, in comparison with a £25m loss for 2003, including a £52m charge in relation to the deficit for the ICI UK Pension Fund, an increase of £10m compared with last year.

Including adverse impacts of foreign currency translation (-10%) and divestment (-4%) trading profit for the Group as reported was £479m, 11% ahead of 2003. With lower interest costs, Group profit before tax, exceptional items and goodwill amortisation for the year was £397m, £56m ahead of 2003.

Profit before tax, but after exceptional items and goodwill amortisation was £359m compared with £85m last year, mainly due to lower charges for exceptional items.

Taxation
Taxation on profit before exceptional items and goodwill amortisation was £111m for the year, £12m above last year, reflecting the higher trading profit. The effective tax rate for the Group (defined on page 25) reduced slightly, to 28% from 29% in 2003.

Exceptional items
Exceptional items before tax for the year amounted to a loss of £3m (£14m loss after tax and minority interests) compared with a charge of £220m in 2003. Exceptional operating items charged against operating profit for the year were £5m and mainly related to the restructuring programme first announced in 2003.

Following the divestment of Quest’s Food Ingredients business, the Group’s restructuring programme announced in 2003 was extended to deliver further reductions in costs below gross margin for Quest. The total cost for the extended programme is now expected to be £228m, comprising £168m exceptional cash expenditure and non-cash charges of £60m.

The cumulative profit and loss charge for the programme to the end of 2004, was £209m; a further £19m is expected to be charged in 2005. The cash expenditure on the programme in 2004 was £71m, bringing the cumulative spend to £93m. The remaining cash spend of £75m is expected to be incurred primarily in 2005. The extended programme is expected to deliver £124m of cost benefit in 2006 and reduce headcount across the Group by around 2,300.

During the second quarter the Group announced the completion of the sale of Quest’s Food Ingredients business to Kerry Group plc for £249m in cash, resulting in a loss on disposal before tax of £9m. The loss included attribution of goodwill, which was previously written off directly to reserves, of £154m. After tax, the exceptional loss on the transaction was £27m.

Loss on sale or closure of operations also included an increased provision in relation to costs for the divestment of the Polyurethanes, Tioxide and selected Petrochemicals businesses and a loss on closure of the polyethylene business in Argentina. These were offset by profits on the sale of 18.9% of the issued shares of Pakistan PTA Ltd, on the sale of the nitrocellulose and trading businesses in India, and provision releases and income in relation to prior year divestments.

Net profit and earnings per share
Net profit before exceptional items and goodwill amortisation was £259m, £40m ahead of 2003 (2003 £219m). Basic earnings per share before exceptional items and goodwill amortisation for the year were 21.9p, compared with 18.5p in 2003.

Net profit after exceptional items and goodwill amortisation increased to £210m, from £20m for 2003. Basic earnings per share after exceptional items and goodwill amortisation were 17.8p compared with 1.7p for 2003.

Returns on capital employed and on net assets
Improved utilisation of both fixed and working capital remained a focus during 2004. Capital expenditure was contained to 93% of depreciation, and average working capital as a percentage of sales for the International Businesses reduced by 2.0% on a comparable basis. This focus on capital effectiveness, and the higher trading profit for the International Businesses contributed to the return on average net assets (RONA – see page 25 for the method of calculating this performance measure) for the International Businesses increasing from 18% to 21%. The Group’s new performance measure, return on capital employed (ROCE – see page 25 for the method of calculating this performance measure) improved to 7.6% for 2004, compared with 5.8% for 2003.

Dividend and dividend policy
The Group’s dividend policy is that dividends should represent about one third of net profit before exceptional items and goodwill amortisation. In line with this policy, the Board has recommended a second interim dividend of 3.9p, to bring the total dividend for 2004 to 7.3p (2003 6.25p).

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CHIEF FINANCIAL OFFICER’S REVIEW	11

Group cash flow – management format
The following analysis of Group cash flow, distinguishes between cash flows which relate to operating activities and those which relate to investing activities. Included within operating activities are the top-up payments to the ICI UK Pension Fund, interest, tax paid (excluding tax on disposals) and dividends paid. Included within investing activities are sales and purchases of tangible fixed assets, net proceeds from disposals of businesses, payments against disposal provisions which, in some cases, will continue for a number of years, and acquisition expenditure.

Operating and investing activities
Earnings before interest, tax, depreciation, goodwill amortisation and exceptional items for the year (“EBITDA”), at £652m, were £29m above 2003, as a result of the higher trading profit and lower depreciation for the Group. Good working capital control resulted in working capital being held level for the year, compared with an outflow of £17m in 2003.

As expected, exceptional outflows increased in 2004, largely as a result of the Group’s restructuring activities but with lower average net debt across the year, interest payments were lower. Net interest payments for 2004 amounted to £66m, £16m lower than 2003.

Despite an increase in tax paid, the Group generated a net cash inflow from operating activities of £327m in 2004, which was in line with 2003.

The completion of the sale of Quest’s Food Ingredients business, with gross proceeds of £249m received in the second quarter, was the major contributor to net disposal proceeds of £279m. These more than offset capital expenditure of £158m and £95m of payments in respect of disposals prior to 2004. Consequently, there was a net cash inflow from investing activities of £29m, £90m better than 2003.

Cash flow before acquisitions and divestments
The Group generated a cash inflow before acquisitions and divestments of £82m, compared with £75m for 2003.

Movement in net debt
Net debt at the end of 2004 was £920m, a £406m reduction over the course of the year. The movement in net debt benefited from a favourable non-cash impact of £50m, largely as a result of foreign currency translation.

Statement of Group cash flow – management format

	2004	2003
	£m	£m

Operating activities

Profit before exceptional items, taxation and
goodwill amortisation	397	341

Net interest (Group and associates)	86	91

Depreciation	169	191

Earnings before interest, tax, depreciation
and amortisation (“EBITDA”)	652	623

Movement in working capital	–	(17)

ICI UK Pension Fund prepayment movement	(10)	12

Exceptional outflows (including payments
against restructuring provisions)	(81)	(52)

Other items	(30)	(27)

Net cash inflow from operating activities before
interest, tax and dividends (note 1)	531	539

Interest paid	(66)	(82)

Tax paid excluding tax on disposals	(43)	(30)

Dividends paid	(95)	(100)

Net cash inflow from operating activities
after interest, tax and dividends	327	327

Investing activities

Sales of fixed assets	8	16

Purchases of fixed assets	(158)	(154)

Net disposal proceeds	279	208

Tax paid in relation to disposals	(1)	(7)

Payments in respect of disposals prior to 2004	(95)	(114)
(note 2)

Acquisitions	(4)	(10)

Net cash inflow/(outflow) from investing activities	29	(61)

Reconciliation of movement in net debt

Opening net debt	(1,326)	(1,667)

Net cash inflow from operating activities
after interest, tax and dividends	327	327

Net cash inflow/(outflow) from investing activities	29	(61)

Cash inflow before financing activities (note 3)	356	266

Non-cash movements in net debt
mainly arising on foreign currency translation	50	75

Total movement in net debt	406	341

Closing net debt	(920)	(1,326)

Notes
1.	Net cash inflow from operating activities before interest, tax and dividends in the management format statement of Group cash flow is equivalent to “Net cash inflow from operating activities” in the UK GAAP FRS 1 Summary Group Cash Flow which appears on page 20.
2.	Payments in respect of disposals prior to 2004 in the management format statement of Group cash flow includes investments in Ineos Chlor.
3.	Cash inflow before acquisitions and divestments may be derived as follows:
	2004	2003
	£m	£m

Cash inflow before financing activities (included in
the table above and page 20)	356	266

Acquisitions included in the table above	4	10

Net disposal proceeds	(279)	(208)

Tax paid in relation to disposals	1	7

Cash inflow before acquisitions and divestments	82	75

The Summary Financial Statement continues on page 20.

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12	BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT TEAM

Board of Directors

1. Peter B Ellwood, CBE
Chairman
Appointed a Non-Executive Director and Deputy Chairman on 27 June 2003 and Chairman with effect from 1 January 2004.

Peter Ellwood joined Barclays Bank in 1961 where he held a number of senior roles including Chief Executive of Barclaycard from 1985 to 1989.

In 1989 he joined TSB Bank as Chief Executive, Retail Banking, was appointed a Director of TSB Group in 1990 and became Group Chief Executive in 1992. Following the merger with Lloyds Bank in 1995, he became Deputy Group Chief Executive of Lloyds TSB Group plc, subsequently becoming Group Chief Executive in 1997 until his retirement in 2003. He was Chairman of Visa International from 1994 to 1999.

Peter Ellwood was made a Commander of the Order of the British Empire for services to banking in 2001 and is a Fellow of the Chartered Institute of Bankers. He has received Honorary Doctorates from both Leicester University and the University of Central England. He is Chairman of the UK Royal Parks Advisory Board, The Royal Parks Charitable Foundation and The Work Foundation of Great Britain. He is also a Director of the Royal Philharmonic Orchestra and Deputy Chairman of the Royal College of Music.

In his business career Peter Ellwood has been a leader in driving structural change and efficiency improvement and he brings to his role as Chairman extensive business experience, energy and determination. Aged 61.

2. John D G McAdam
Chief Executive
Appointed a Director on 1 March 1999 and Chief Executive on 9 April 2003. He joined the Company in 1997 following the acquisition of the Speciality Chemicals businesses from Unilever.

John McAdam graduated from Manchester University with a first class honours degree in chemical physics and, after completing his doctorate, was awarded a research fellowship.

In 1974 he joined Unilever as a management trainee and held a variety of managerial positions within Birds Eye Foods before joining the Board of Unilever’s flavours and fragrance business, PPF International, as Technical Director. In 1987, he joined the Board of Quest International as Senior Vice President in charge of Manufacturing, Logistics and Procurement before returning to Birds Eye Walls, where he assumed Board responsibility for Manufacturing, Research and Development.

In 1993 he was appointed Chairman of Unichema International and, following ICI’s acquisition of the Unilever Speciality Chemical businesses in 1997, became Chairman and Chief Executive Officer of Quest and a member of the ICI Executive Management Team. In January 1998 he was appointed Chairman and Chief Executive of ICI Paints and the following year he was elected to the Board of ICI with additional responsibility for Research, Development and Technology and ICI’s activities in Asia.

John McAdam is a business leader with a strong focus on results and extensive knowledge of ICI’s operations around the world. The Board believes that the combination of knowledge, drive and leadership that he is bringing to bear on the issues facing ICI is serving both the Company and its shareholders well.

John McAdam is a Non-Executive Director of Severn Trent Plc, a member of the University of Surrey Business Advisory Board and a member of the University of Cambridge Chemistry Advisory Board. Aged 56.

3. David C M Hamill
Director
Appointed a Director on 8 December 2003. He is Chairman and Chief Executive of ICI Paints.

David Hamill joined the Company from Royal Philips Electronics where he was a member of the Group Management Committee. A graduate in production engineering and management from Strathclyde University, David Hamill worked for Honeywell and General Instruments before joining Philips Semiconductors as product manager in 1986. He held a number of senior positions within Philips’ Power Semiconductors and Lighting businesses, becoming President of Philips Lighting Asia Pacific in 1996 and Executive Vice President of Philips Lighting and Chief Executive Officer of the Lamps business group two years later. In May 2001 he became President and Chief Executive Officer of Philips Lighting.

David Hamill has held senior management roles in Europe and Asia where he has gained considerable production, commercial, marketing and finance experience. Whilst his experience with large retail customers has specific relevance for ICI Paints, his broader business expertise, and in particular his understanding of Asian markets, is of value to the Group as a whole.

David Hamill was appointed a Non-Executive Director of BPB plc on 26 January 2005. Aged 47.

4. Charles F Knott
Director
Appointed a Director on 1 September 2004. He is Chairman and Chief Executive of Quest International.

Charles Knott graduated from Newcastle University in 1976 with an honours degree in Mathematics and Statistics. He joined National Starch and Chemical Company in 1984 as Commercial Director of Laing-National in Manchester and subsequently served in Germany and the Netherlands before returning to the UK in 1990 as Managing Director of National Starch’s UK Adhesives operations.

Charles Knott was appointed Divisional Vice President, Performance Adhesives, in the United States and in 1994 became Senior Divisional Vice President and General Manager for the US Adhesives business.

In 1995 he relocated to Singapore to lead National Starch’s Asia-Pacific operations as Corporate Vice President. He was appointed National Starch Chief Operating Officer in January 2001. In March 2003 he became Chairman and Chief Executive of Quest International, and Executive Vice President and member of the Executive Management Team of ICI. Aged 50.

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BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT TEAM	13

5. William H Powell
Director
Appointed a Director on 2 February 2000. He is Chairman and Chief Executive of National Starch and Chemical Company and has Board responsibility for Sustainability (which includes Group Safety, Health and Environment matters).

William Powell joined National Starch and Chemical Company in 1976, gaining extensive experience in production, planning and general management. In 1981, he was appointed Divisional Vice President of Manufacturing for Adhesives and Resins. He was promoted to Corporate Vice President of the Resins and Specialty Chemical Division in 1984; Corporate Vice President, International in 1986; Group Vice President, Industrial Starch and Food Products division in 1989; and Executive Vice President in 1997. In 1999, he was appointed Chairman and Chief Executive Officer.

William Powell has a degree in chemistry and a master’s degree in chemical engineering from Case Western Reserve University. In addition he has a Masters in Business Administration from the University of North Dakota. He is a past Chairman of the Corn Refiners Association and currently an Honorary Director. He is a Non-Executive Director of Granite Construction Inc. and a member of the Institute of Food Technologists and the American Institute of Chemical Engineers. He is also a member of: the Board of Directors of the American Chemistry Council; the Executive Committee of the Society of Chemical Industry, American Section; the Board of Overseers of the New Jersey Institute of Technology; and the Board of Trustees of the State Theatre of New Jersey. Aged 59.

6. Timothy A Scott
Chief Financial Officer
Appointed a Director and Chief Financial Officer on 23 May 2001. He is Chairman of the ICI Charity Trust and Appeals Committee.

A graduate of St Catherine’s College, Oxford with a degree in chemistry, he is a member of the Chartered Institute of Management Accountants.

Timothy Scott joined the Company in 1997 following the acquisition of the Speciality Chemicals businesses from Unilever. He joined Unilever in 1983 and during the first six years of his career worked in a variety of businesses in the UK, US and the Netherlands in a range of financial positions. In 1989 he joined Unilever’s UK-based Mergers & Acquisitions department and three years later moved to Unichema in the Netherlands as Senior Vice President Commercial, becoming Group Vice President, Europe in 1995. In 1998 he was appointed Chief Administrative Officer for ICI Paints in North America and the following year became ICI’s Vice President Strategy and Performance. Aged 42.

7. Adri Baan
Non-Executive Director
Appointed a Non-Executive Director on 25 June 2001. He has a master’s degree in physics from the University of Amsterdam and joined Philips as a project manager in 1969.

He has held a series of senior positions with Philips in Europe and North America. From 1984 to 1986 he was Vice Chairman of Philips Industrial Electronics in Eindhoven and two years later was appointed Executive Vice President, North American Philips. He was Managing Director of Philips Business Electronics from 1993 to 1996 and Chief Executive Officer and a Member of the Group Management Committee from 1996 to 1998. In 1998 he was appointed Executive Vice President, Royal Philips Electronics and Member of the Management Board, a position which he held until 2001.

In addition he was formerly the Chairman of Integrated Production and Test Engineering N.V., and a Director of Medquist, NPM Capital, PSA Corporation Limited (Port of Singapore Authority) and Hesse-Noord Natie, Port of Antwerp.

He is currently a Director of: Wolters Kluwer N.V.; ASM International N.V.; International Power plc; the Trust Office of KAS BANK NV; OCE NV; PSA Europe Limited; and AFM (the Authority for Financial Markets in the Netherlands). He is also Vice Chairman of Koninklijke Volker Wessels Stevin N.V. Aged 62.

8. Rt. Hon. Lord Butler of Brockwell, KG, GCB, CVO
Senior Independent Director
Appointed a Non-Executive Director on 1 July 1998. He is the Board’s Senior Independent Director.

After graduating with a double first in Mods and Greats from University College, Oxford, Robin Butler joined the Treasury in 1961 where he held a succession of posts before becoming Private Secretary to the Financial Secretary in 1964 and Secretary of the Budget Committee from 1965 to 1969. He was seconded to the Bank of England in 1969 and subsequently acted as Private Secretary to three Prime Ministers.

In 1985 Robin Butler became second Permanent Secretary, Public Expenditure and in 1988 he was appointed as Secretary of the Cabinet and Head of the Home Civil Service.

He is currently Master of University College, Oxford and a Non-Executive Director of HSBC Holdings plc. In 1999 he served on the Royal Commission on Reform of the House of Lords and in 2004 chaired the UK Review of Intelligence on Weapons of Mass Destruction. He is also a trustee of the Globe Trust, a trustee of the Rhodes Trust and Chairman of the Churchill Museum UK Appeal Committee. Aged 67.

9. Joseph T Gorman
Non-Executive Director
Appointed a Non-Executive Director on 20 September 2000. He is Chairman of the ICI Audit Committee.

A graduate of Kent State University and holding a doctorate from Yale Law School, Joseph Gorman practised law for 5 years before joining the

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14	BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT TEAM

Board of Directors (continued)

legal department of automotive safety systems manufacturer, TRW Inc. in 1962.

He became Secretary of TRW in 1970 and Vice President in 1972. He served as Vice President and General Counsel from 1976 to 1980 when he was elected Executive Vice President and given responsibility for the Industrial & Energy business unit. In 1985 he was appointed President and Chief Operating Officer of the Company and three years later became Chairman and Chief Executive Officer.

A past Chairman of the US-Japan Business Council, he received Japan’s 1994 Prime Minister’s Trade Award for his contribution to promoting improved US-Japan trade relations. He has served on the Boards of the US-China Business Council and the Prince of Wales Business Leaders Forum and was a member of the President’s Export Council. He is a trustee of the Centre for Strategic and International Studies and also serves the Council on Competitiveness as a co-industry vice chair and member of the executive committee.

Joseph Gorman is a Director of Alcoa, Inc., The Procter & Gamble Company and National City Corporation. Aged 67.

10. Richard N Haythornthwaite
Non-Executive Director
Appointed a Non-Executive Director on 20 February 2001. He is Chairman of the ICI Remuneration Committee.

A graduate of The Queen’s College, Oxford with a degree in Geology and a Sloan Fellow of the Massachusetts Institute of Technology, Richard Haythornthwaite has over twenty five years of international industry experience covering a broad mix of strategic and operational roles.

He has extensive experience in organisational and cultural change leadership, cost reduction programmes, results-driven performance initiatives and executing and negotiating acquisitions and divestments worldwide.

Richard Haythornthwaite’s career began with BP plc where he held a variety of positions in its European and American operations from 1978 to 1995, including General Manager of the Magnus Oilfield and President of BP Venezuela.

In 1995 he joined the Board of Premier Oil, where he was responsible for corporate and commercial affairs, and two years later joined Blue Circle Industries plc as Chief Executive of Heavy Building Materials in Europe and Asia. He was appointed Group Chief Executive of Blue Circle in 1999. Following its acquisition of Blue Circle in 2001, he became a Non-Executive Director of Lafarge S.A., standing down from that Board in July 2003. From 1999 to 2003 he was a Non-Executive Director of Cookson Group plc.

Richard Haythornthwaite has, since 2001, been Group Chief Executive of Invensys plc. In addition he is the Chairman of the Centre for Creative Communities and the Almeida Theatre Company Limited as well as a board member of the British Council and the National Museum of Science and Industry. Aged 48.

11. Baroness Noakes, DBE
Non-Executive Director
Appointed a Non-Executive Director on 1 March 2004. A law graduate of Bristol University, Baroness Noakes has extensive experience both in the City, as a senior partner of KPMG, from which she retired in 2000, and as an adviser to the UK Government.

She joined Peat Marwick Mitchell & Co (now KPMG) in 1970 and was made a partner in 1983. Her experience was a combination of corporate and public sector work and she led KPMG’s international government practice.

From 1979 to 1981 she was seconded to HM Treasury. In a further secondment in 1988, she joined the Department of Health as Director of Finance and Corporate Information on the NHS Management Executive, the Board chaired by the NHS’ Chief Executive. She was a Director of the Bank of England from 1994 to 2001 becoming the Senior Non-Executive Director in 1998. She was a Non-Executive Director of John Laing plc from 2002 to 2004 and has also served as President of the Institute of Chartered Accountants in England and Wales.

Baroness Noakes is currently the Senior Independent Director at Carpetright plc and is a Non-Executive Director of Hanson plc and the English National Opera. She is also a Shadow Economic Affairs Minister in the House of Lords and is a trustee of the Reuters Founders Share Company. Aged 55.

New Directors appointed between Annual General Meetings to fill casual vacancies, or as additional Directors, retire at the Annual General Meeting following their appointment and are eligible for election. At each Annual General Meeting of the Company’s shareholders one third of the other Directors (being those longest in office since their last election) also retire and are eligible for re-election.

Charles Knott retires under Article 76 of the Company’s Articles of Association. He is recommended for election to the Board.

Adri Baan, Joseph Gorman and William Powell retire under Article 96 of the Company’s Articles of Association. All three Directors are recommended for re-election.

In addition, Robin Butler retires in accordance with the policy set out on page 16. He is recommended for re-election.

All Executive Directors are employed on rolling contracts subject to no more than one year’s notice.

No Director or Officer has a family relationship with any other Director or Officer.

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BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT TEAM	15

Executive management team

The Executive Management Team comprises the Executive Directors and the following:

12. Leonard J Berlik
Appointed a member of the Executive Management Team in 2000. He is Executive Vice President, Uniqema. He also has regional oversight responsibilities for Group activities in Europe, the Middle East and Africa. He joined National Starch and Chemical Company in 1972 and, prior to his appointment with Industrial Specialties (now Uniqema) in 2000, served as Executive Vice President of the Adhesives Division. He is a Non-Executive Director of NIZO food research B.V. Aged 57.

13. Michael H C Herlihy
Appointed a member of the Executive Management Team in 1996. He is General Counsel, Executive Vice President Mergers and Acquisitions and Company Secretary. A graduate of St Catherine’s College, Oxford, Michael Herlihy qualified as a solicitor in 1977 and joined ICI in 1979, gaining broad experience in the Petrochemicals and Plastics and Agrochemicals Divisions. In 1992 he was appointed Group Taxation Controller before being appointed General Counsel in 1996. In 2000 he assumed the role of Executive Vice President Mergers and Acquisitions and became Company Secretary on 1 November 2003. Aged 51.

14. Rolf Deusinger
Appointed a member of the Executive Management Team in 2002. He is Executive Vice President Human Resources. He joined the Company in October 1999 as Senior Vice President Human Resources for ICI Paints. Previously he was Head of International Human Resources for Messer Griesheim GmbH based in Germany. He has nearly 20 years’ international experience in the field of Human Resources, predominantly in consumer businesses, including PepsiCo, covering the Americas, Europe and Central Asia. Aged 47.

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16	SUMMARY CORPORATE GOVERNANCE REPORT

Summary corporate governance report

Corporate governance
The Group is committed to high standards of corporate governance. Throughout 2004, and to the date of this Annual Review, the Company has been in compliance with the applicable provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (referred to below as the Combined Code or the 2003 FRC Code).

The Board
The Board comprises the Chairman, Mr P B Ellwood, the Chief Executive, Dr J D G McAdam, four Executive Directors and five independent Non-Executive Directors (NEDs) including the Senior Independent Director, Lord Butler. Biographical details of all Directors are set out on page 12 to 14.

All Directors are equally accountable under the law for the proper stewardship of the Company’s affairs. The NEDs however, have a particular responsibility to challenge constructively the strategy proposed by the Chief Executive and Executive Directors, to scrutinise performance, assess risk and the integrity of financial information and controls, and ensure appropriate remuneration and succession planning arrangements are in place in relation to Executive Directors and other senior executive roles.

The Board has assessed the independence of the NEDs against the criteria set out in the Combined Code on corporate governance and the New York Stock Exchange (NYSE) corporate governance rules (save that in the case of the latter the Board has not sought to enquire into interests of Directors’ family members other than their spouse). On this basis, the Board has concluded that all the NEDs are independent in character and judgement. On the same basis, Mr Ellwood was also independent when appointed Chairman.

All Directors are subject to re-election by shareholders at least every three years. Subject to satisfactory performance, NEDs are normally expected to serve two three-year terms commencing with the first Annual General Meeting after the date of their appointment. However, there may be circumstances where NEDs are invited to remain on the Board after the expiry of their second three year term for a further period of up to three years. Any such invitation will be subject to the Director in question standing for annual re-election by shareholders.

The principal Board Committees are the Nomination Committee, the Remuneration Committee and the Audit Committee, which report to the Board. The Remuneration and Audit Committees meet at least quarterly and the Nomination Committee as and when required. Summary remits of these Committees are set out below and full terms of reference are available via the Investor Relations section of the Company’s website at www.ici.com and in paper form from the Company Secretariat on request.

Nomination Committee
The Nomination Committee comprises the independent Non-Executive Directors under the Chairmanship of Mr Ellwood and is responsible for proposing new appointments of Directors to the Board and reviews succession plans and arrangements for the Board and Executive Management Team. It met on four occasions in 2004.

Remuneration Committee
The Remuneration Committee determines on behalf of the Board, the Company’s policy on the remuneration of the Chairman, Executive Directors and the most senior management of the Company. The Committee determines the total remuneration packages for these individuals including any compensation on termination of office. It met on five occasions in 2004.

The Committee comprises the independent Non-Executive Directors under the Chairmanship of Mr R N Haythornthwaite.

The Remuneration Report on pages 18 to 19 includes details of remuneration policy and practices, and information on the remuneration of Directors.

Audit Committee
The Audit Committee assists the Board in the discharge of its responsibilities for corporate governance, financial reporting and corporate control. The Committee also monitors the Group’s whistle-blowing procedures, ensuring that appropriate arrangements are in place to raise matters of possible impropriety in confidence, with suitable subsequent follow-up action. It met on four occasions in 2004.

The Committee comprises the independent Non-Executive Directors under the Chairmanship of Mr J T Gorman. The Board has determined that Mr Gorman and Baroness Noakes are the Audit Committee’s financial experts.

Audit and internal control
In accordance with the guidance for directors on internal control (The Turnbull Guidance in the Combined Code), the Board confirms that there is a process for identifying, evaluating and managing the significant risks to the achievement of the Group’s strategic objectives. The process has been in place throughout 2004 and up to the date of approval of the Annual Report and Accounts, and accords with the Turnbull Guidance. The effectiveness of this process has been reviewed regularly by the Audit Committee which reports its findings for consideration by the Board.

Board effectiveness
All new Directors receive a formal induction tailored to their particular needs. Throughout their period in office Directors are continually updated on the Group’s business and the competitive and regulatory environment in which it operates. Directors are advised on appointment of their legal and other duties and obligations as a director of a listed company and are updated on these as part of their continuing professional development at least annually.

All Directors, including the Chairman, receive a formal performance evaluation to which all other members of the Board have an opportunity to contribute.

The NEDs meet twice a year with the Chairman and Chief Executive. These discussions include evaluation of Board and individual Director performance and succession plans.

In 2004, a comprehensive externally facilitated review took place of the effectiveness of the Board and its Committees. This included extensive interviews with all members of the Board and the Company Secretary. The review concluded that the Board (including its Committees) is working effectively.

US corporate governance compliance
As a consequence of its US listing, the Company is required to comply with the provisions of the Sarbanes-Oxley Act 2002, as it applies to foreign issuers. The Company continues to monitor its legal and regulatory obligations arising from Sarbanes-Oxley. The Company has taken action to be compliant with those rules that have already become effective, and has plans to address rules with future effective dates.

In accordance with recommendations issued by the US Securities and Exchange Commission (SEC), the Company has established a Disclosure Committee comprising appropriate senior executives from the ICI Corporate Centre: the General Counsel, the Chief Financial Officer, the Vice President, Investor Relations and Corporate Communications, and the Chief Internal Auditor and Group Financial Controller. The Committee designs, maintains and evaluates the Company’s disclosure controls and procedures and reports its evaluation to the Chief Executive and Chief Financial Officer.

In November 2003, the SEC approved the NYSE’s new corporate governance rules for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, ICI must disclose any significant ways in which its corporate governance practices differ from those required to be followed by US companies under NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies.

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SUMMARY CORPORATE GOVERNANCE REPORT	17

Independent Directors
Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. The NYSE rules include detailed tests for determining director independence while the Combined Code prescribes a more general standard for determining director independence. The Combined Code requires a company’s board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement.

The ICI Board does not have a majority of independent Directors. However, the Board includes a balance of Executive Directors and independent NEDs such that no individual or group can dominate the Board’s decision taking and the Company complies with the 2003 FRC Code.

The Board of ICI has assessed the independence of the NEDs against the criteria set out in the Combined Code and the NYSE corporate governance rules, save that in the case of the latter, the Board has not sought to enquire into the interests of Directors’ family members other than their spouse. On this basis the Board has concluded that all NEDs are independent.

Non-management Directors’ meetings
Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year.

ICI’s NEDs meet twice a year with the Chairman and Chief Executive to discuss and evaluate Board and individual Director’s performance and succession plans. The Chairman and Chief Executive both absent themselves when their own performance is being assessed. Discussions are led by the Chairman, except when his own performance and succession is discussed when the Senior Independent Director takes the Chair.

Adoption and disclosure of corporate governance guidelines
US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the United Kingdom to include in its Annual Report and Accounts a narrative statement of how it has applied the principles of the Combined Code and a statement as to whether or not it has complied with the provisions of the Combined Code throughout the accounting period covered by the Annual Report and Accounts.

Principles of business conduct
ICI’s reputation for high ethical standards is central to its business success. A Code of Business Conduct which provides guidance in this area has been communicated throughout the Group and a confidential, independently operated, whistle-blowing service is also provided to enable staff to report any suspected non-compliance. The Code is published on the Company’s website (www.ici.com) and is available in paper form from the Company Secretariat on request.

Shareholder communications
Communications with shareholders are given a high priority. The Annual Review is sent to shareholders and a full Annual Report and Accounts is available by election or on request. At the half year, an interim report is sent to shareholders and the quarterly results are published via the London Stock Exchange and by press release. The Company’s financial reports are available to shareholders in paper and electronic form. The Company’s website (www.ici.com) provides financial and other information about ICI.

Overall responsibility for ensuring that there is effective communication with investors and that the Board understands the views of major shareholders rests with the Chairman, who makes himself available to meet shareholders for this purpose. On a day-to-day basis the Board’s primary contact with major shareholders is via the Chief Executive and Chief Financial Officer who have regular dialogue with individual institutional shareholders and deliver presentations to analysts after the quarterly results. The Senior Independent Director and other members of the Board, however, are also available to meet major investors on request.

The Board commissions an independent survey of investor views covering both the UK and US on a biennial basis which provides valuable feedback from investors.

Individual shareholders have the opportunity at the Annual General Meeting to question the Chairman and through him the Chairmen of the Remuneration and Audit Committees. As an alternative, shareholders may leave written questions for response by the Company. After the Annual General Meeting, shareholders can meet informally with the Directors.

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18	SUMMARY REMUNERATION REPORT

Summary remuneration report

The following is a summary of the full Remuneration Report that is contained on pages 43 to 54 in the ICI 2004 Annual Report and Accounts. The full Report can be found on the Company’s website (www.ici.com) or copies may be obtained on request from the Company Secretariat as noted on page 24.

Remuneration policy for Executive Directors
The Company’s remuneration policy for Executive Directors seeks to attract, retain, motivate and reward high calibre individuals, whilst maintaining a clear focus on shareholder value. This requires that ICI’s reward plans reflect the scale and the structure of reward available in those organisations with whom ICI competes for talent.

To achieve this, the remuneration package is based upon the following principles:

•	Incentives should align the interests of executives and shareholders and reward the creation of long-term value within a framework which enables risk to be assessed and managed.

•	There should be a clear link between required performance and achievable reward. Performance related elements should form a significant proportion of the total package.

•	The total package for on-target performance should be fully competitive in the relevant market.

•	There should be flexibility, within clearly defined parameters, to meet critical resource needs and to retain key executives.

The Remuneration Committee seeks to take a prudent and responsible approach when applying this policy.

Reward components
Base salary
Base salaries for each Executive Director are reviewed each year and adjusted where necessary to recognise the individual’s role, performance and experience as well as developments in the external executive pay market. Externally, pay is reviewed against the market median for similar positions in large, international companies in the relevant national market.

Annual Incentive Plan
The Annual Incentive Plan motivates Executive Directors towards the achievement of the annual financial and strategic goals of the Company and its businesses. The level of annual reward opportunity for target bonus is set around the market median in the relevant national markets. The financial targets are derived from the Company’s planning processes so providing alignment between critical annual business targets and reward.

The target bonus opportunity for 2005 will be 50% of salary. A maximum opportunity of 100% of salary will be possible for significant over-achievement of the pre-set targets. Targets for 2005 are a mix of delivery of profit, cash flow, sales, return on capital employed and key strategic objectives. The Remuneration Committee retains discretion when determining final awards to take into account broader Company performance as well as the specific targets.

Long-term incentives
ICI’s long-term incentives focus Executive Directors on sustainable longer-term business performance and strengthen the alignment with shareholders. Long-term incentives are provided through a Performance Growth Plan (PGP) and an Executive Share Option Plan. Together, these plans are designed to deliver competitive rewards for improved and sustainable financial performance.

The PGP makes conditional awards of ICI shares to Executive Directors that are linked to performance over a fixed three-year period, measured as follows:

•	for the Chief Executive and Chief Financial Officer, the number of shares earned under the PGP will depend wholly on the Total Shareholder Return (TSR) for ICI relative to the TSRs of a group of competitor and/or comparable companies. TSR is the change in share price plus reinvested dividends;
•	for the other Executive Directors, 50% of their award will be based on the TSR performance of the Company relative to the Peer Group. The other 50% of their award will depend on the Economic Profit performance over three years of the Business for which the Executive Director is responsible. Economic Profit is based on profit after tax less a charge for the use of capital;

•	in addition, the Remuneration Committee must be satisfied that the underlying profit performance of ICI is sufficient to justify the receipt of shares under the PGP, not withstanding the relative TSR achieved.

The maximum conditional award to be made in 2005 will be 100% of base salary (200% in the case of US Directors). For the maximum awards to be paid on the TSR element, performance must be at position three or higher out of the seventeen companies in the Peer Group. For achieving median TSR performance (position nine out of seventeen), 40% of this maximum award will be paid. Awards are pro-rated between positions nine and three. No award will be paid for below median TSR performance. The Economic Profit targets for each International Business are designed to be as demanding as the TSR measure.

The shares required to make awards under the PGP are provided via a trust funded by ICI. There is no dilution of the Company’s issued share capital as the shares are purchased in the market.

The new Share Option Plan, approved by shareholders in 2004, grants options that vest and become exercisable provided demanding Earnings per Share (EPS) performance conditions are met. For the awards to be made in 2005, these targets and corresponding vesting levels will be defined relative to the achievement of specific EPS amounts in 2007. The 2007 EPS required for threshold vesting is 27.1p (a 23.7% increase on 2004 EPS), and the 2007 EPS required for maximum vesting is 31.1p.

If threshold EPS is not achieved in 2007, there will be no retesting of these conditions and the options will lapse. Further details of the vesting arrangements are contained in the full Remuneration Report which is available on request.

Options under the Plan must be held for a minimum of three years from date of grant before they can be exercised and lapse if not exercised within ten years. The shares to meet options exercised will be either bought in the market or provided by a new issue of shares.

Retirement and other benefits
The nature and scale of benefits are positioned around the median of the relevant national market. The major element is the retirement benefit. Except where “defined benefit” plans already exist for current Executive Directors, retirement benefits are provided on a “defined contribution” basis so that the costs to ICI will be stable and predictable. Where possible, plans enable executives to make their own contributions in addition to those made by ICI. It is ICI’s policy, where this is in line with local practice, to fund for its retirement benefit liabilities.

Performance graph

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SUMMARY REMUNERATION REPORT	19

Personal shareholdings
Executive Directors and senior executives are expected to build up personal shareholdings of ICI Ordinary Shares through the retention of shares acquired via Company share-based plans.

Remuneration Committee - role and membership
The Remuneration Committee determines, on behalf of the Board, the Company’s policy on the remuneration of the Chairman, Executive Directors and the most senior management of the Company.

The Committee is comprised exclusively of the independent Non-Executive Directors of the Company. The constitution and operation of the Committee comply with the Combined Code.

Chairman and Non-Executive Directors
The remuneration policy for the Chairman is determined by the Remuneration Committee. The remuneration policy for Non-Executive Directors is determined by the Board. The Chairman and Non-Executive Directors are not eligible to participate in incentive plans.

Directors’ service agreements and letters of engagement
It is the Remuneration Committee’s policy that Executive Directors are employed on contracts subject to no more than 12 months’ notice, in accordance with current corporate governance best practice. The Remuneration Committee strongly endorses the principle of mitigation of damages on early termination of a service agreement.

Directors’ share interests
Full details of Directors’ share interests, share options and other share-based awards are contained in the full Remuneration Report that is available on request – see below.

Full Remuneration Report
The full Remuneration Report is available via the Investor Relations section of the Company’s website (www.ici.com) and paper copies may be obtained, on request, from the Company Secretariat as noted on page 24.

Directors’ emoluments (audited)		Base salary and fees (note 1)	Annual incentive payments (note 2)	Benefits and other emoluments (note 3)	Compensation for loss of office (note 4)	Total		Defined benefit pension plans (note 5)		Defined contribution pension plans

								Accrued pension	Transfer value of accrued pension	Contri- butions

	notes	2004 £000	2004 £000	2004 £000	2004 £000	2004 £000	2003 £000	31 Dec 2004 £000	31 Dec 2004 £ 000	2004 £000

P B Ellwood	6,7	240				240	51

Dr J D G McAdam	6	640	609	19		1,268	792	462	7,369

D C M Hamill	3,6	390	289	113		792	31			25

C F Knott	1,3,6,8	124	99	26		249		182	2,008

W H Powell		397	206	13		616	548	292	3,975	19

T A Scott		375	340	24		739	516	158	1,239

A Baan		36				36	30

Lord Butler		46				46	40

J T Gorman		46				46	40

R N Haythornthwaite		46				46	40

Baroness Noakes	1,6	30				30

Lord Trotman (retired in 2003)	6						200

Dr B R O’ Neill (resigned in 2003)	4,6				310	310	835

P J Drechsler (resigned in 2003)	4,6				108	108	429

Total		2,370	1,543	195	418	4,526	3,552

(1)	Salaries for Executive Directors were reviewed with effect from 1 January 2004 and the figures shown for 2004 include increases paid from 2.5% to 6.7%. For 2004 the figures reported are the annual base salary or fee in payment at 31 December 2004 except in respect of Mr C F Knott whose annual base salary, denominated in sterling, was £364,000 and Baroness Noakes whose annual fee was £36,000.

(2)	The annual bonus opportunity available to Executive Directors for 2004 for achievement of on-target performance was 50% of base salary with a maximum opportunity of 100% of base salary for significant over-achievement. During 2004, bonus targets focused on the delivery of profit, cash flow and the achievement of key strategic objectives. Bonus payments for 2004 performance are shown in the table above. Further detail on performance achieved is contained in the full Remuneration Report, available on request.

(3)	Benefits include company car, medical insurance and life and long-term disability insurance (where not provided within pension benefit plans). Other emoluments comprise a retirement benefit allowance payable in cash to Mr D C M Hamill (full details are contained in the full Remuneration Report, available on request) and an overseas allowance payable to Mr C F Knott.

(4)	Compensation for loss of office, as previously disclosed in the 2003 Remuneration Report, comprises all amounts paid under agreements relating to Dr B R O’Neill and Mr P J Drechsler in respect of termination of their employment in 2003. No further payments are due to either individual.

(5)	Accrued pension payable at normal retirement age or date of retirement. A transfer value is the present value lump sum equivalent to the accrued pension benefit.

(6)	Mr P J Drechsler and Dr B R O’Neill resigned as Executive Directors on 24 March 2003 and 8 April 2003 respectively. Dr J D G McAdam was appointed as Chief Executive on 9 April 2003, Mr P B Ellwood was appointed as a Non-Executive Director and Deputy Chairman on 27 June 2003, Mr D C M Hamill was appointed as an Executive Director on 8 December 2003, Baroness Noakes was appointed a Non-Executive Director on 1 March 2004 and Mr C F Knott was appointed as an Executive Director on 1 September 2004. Lord Trotman retired on 31 December 2003 and Mr Ellwood was appointed Chairman with effect from 1 January 2004. All amounts reported for these individuals are in respect of the part of the year for which they were employed as Directors.

(7)	During 2004, Mr P B Ellwood elected to receive 30% of his fees in the form of ICI Ordinary Shares.

(8)	Mr C F Knott has service agreements with Quest in both the Netherlands and in the UK. Mr Knott’s annual base salary as at 31 December 2004 under these agreements comprised €377,000 and £108,000 respectively. The base salary disclosed is the total sterling equivalent in respect of the part year Mr Knott was employed as a Director.

(9)	No gains were realised on the exercise of share options during 2004 (2003 nil). On 11 February 2005 Dr J D G McAdam received shares under the Performance Growth Plan in respect of performance of the Paints business, over the period 2002-2004, to the value of £115,220 (2003 £43,792) and similarly Mr W H Powell received ADRs in respect of the performance of National Starch to the value of £102,113 (2003 nil). During 2005 Mr C F Knott will receive a payment from a cash based long-term incentive plan award made to him by National Starch in 2002, in respect of performance during 2002-2004, of which US$25,267 is in respect of his period of service as a Director.

ICI ANNUAL REVIEW 2004

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20	SUMMARY ACCOUNTS

Summary financial statement

Summary group profit and loss account

for the year ended 31 December 2004

		2004							2003

		Continuing		Discontinued					Continuing		Discontinued
		operations		operations			Total		operations		operations				Total

		Before	Exceptional						Before	Exceptional
		exceptional		items					exceptional		items
		items							items
	notes	£m		£m	£m		£m		£m		£m		£m		£m

Turnover	2	5,601			–		5,601		5,849				–		5,849

Operating profit (loss)	2	444		(5)	–		439		394		(200)		–		194

After deducting goodwill amortisation		(35)		–	–		(35)		(36)		–		–		(36)

Share of operating profits less losses
of associates		4		–	–		4		2		–		–		2

		448		(5)	–		443		396		(200)		–		196

Profits less losses on sale or closure of operations				23	(20)		3				41		(9)		32

Profits less losses on disposals of fixed assets				(1)	–		(1)				5		–		5

Amounts written off investments				–	–		–				(57)		–		(57)

Profit (loss) before interest	2	448		17	(20)		445		396		(211)		(9)		176

Net interest payable

Group		(86)		–	–		(86)		(92)		–		–		(92)

Associates		–		–	–		–		1		–		–		1

		(86)		–	–		(86)		(91)		–		–		(91)

Profit (loss) before taxation		362		17	(20)		359		305		(211)		(9)		85

Taxation		(111)		(11)	6		(116)		(99)		52		6		(41)

Profit (loss) after taxation		251		6	(14)		243		206		(159)		(3)		44

Attributable to minorities		(27)		(6)	–		(33)		(23)		(1)		–		(24)

Net profit (loss) for the financial year		224		–	(14)		210		183		(160)		(3)		20

Dividends	3						(86)								(74)

Profit (loss) retained for the year							124								(54)

Earnings (loss) per £1 Ordinary Share – basic

After exceptional items and goodwill amortisation		18.9	p	–	(1.1	)p	17.8	p	15.5	p	(13.5	)p	(0.3	)p	1.7	p

Before exceptional items and goodwill amortisation							21.9	p							18.5	p

Summary group cash flow

for the year ended 31 December 2004

	2004	2003
	£m	£m

Net cash inflow from operating activities	531	539

Returns on investments and servicing of finance	(79)	(96)

Taxation	(44)	(37)

Capital expenditure and financial investment	(150)	(138)

	258	268

Acquisitions	(29)	(20)

Disposals	209	104

Equity dividends paid	(82)	(86)

Cash inflow before use of liquid resources and financing	356	266

Management of liquid resources	225	(194)

Financing	(426)	(84)

Increase (decrease) in cash	155	(12)

ICI ANNUAL REVIEW 2004

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SUMMARY ACCOUNTS	21

Summary group balance sheet

as at 31 December 2004

		2004	2003
	notes	£m	£m

Assets employed

Fixed assets		2,200	2,383

Current assets		2,736	2,825

Total assets		4,936	5,208

Creditors due within one year		(2,077)	(2,226)

Net current assets		659	599

Total assets less current liabilities	2	2,859	2,982

Financed by

Creditors due after more than one year		1,137	1,371

Provisions for liabilities and charges		914	1,092

Minority interests – equity		87	69

Shareholders’ funds – equity

Called-up share capital		1,191	1,191

Reserves		(470)	(741)

Total shareholders’ funds	4	721	450

		2,859	2,982

This Summary Financial Statement was approved by the Directors on 17 February 2005 and signed on their behalf by:

P B Ellwood CBE Director

T A Scott Director

Statement of the independent auditor

to the members of Imperial Chemical Industries PLC pursuant to Section 251 of the Companies Act 1985

We have examined the Summary Financial Statement set out on pages 9 to 11, and 18 to 23.

This statement is made solely to the Company’s members, as a body, in accordance with Section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of Directors and Auditor
The Directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review with the full Annual Report and Accounts, the Directors’ Report and the Directors’ Remuneration Report and its compliance with the relevant requirements of Section

251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 ‘The auditor’s statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group’s full Annual Accounts describes the basis of our audit opinion on those financial statements.

Opinion
In our opinion the Summary Financial Statement is consistent with the full Annual Report and Accounts, the Directors’ Report and the Directors’ Remuneration Report of Imperial Chemical Industries PLC for the year ended 31 December 2004 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
17 February 2005

Summary financial statement

The Summary Financial Statement in this Annual Review does not contain sufficient information to allow as full an understanding of the results of the Group and of the state of affairs of the Company or of the Group and of their policies and arrangements concerning Directors’ remuneration, as would be provided in the full Annual Report and Accounts.

For further information the full Annual Accounts, the Auditor’s Report on those accounts and the Directors’ Report should be consulted. Copies of the Annual Report and Accounts may be obtained free of charge from:

Company Secretariat
Imperial Chemical Industries PLC
20 Manchester Square
London
W1U 3AN

ICI ANNUAL REVIEW 2004

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22	SUMMARY ACCOUNTS

Summary financial statement

Notes relating to the summary financial statements

1 Basis of presentation

Continuing and discontinued operations
Trading results have been analysed between the Group’s continuing operations and discontinued operations.

International Financial Reporting Standards
The Company will implement International Financial Reporting Standards (IFRS) for Group financial reporting with effect from 1 January 2005. The transition date for adoption of IFRS has been determined in accordance with IFRS1 as 1 January 2004 (subject to finalisation of a proposed Securities Exchange Commission rule on the exemption from provision of a second year of comparatives).

2 Segment information

			Profit		Profit before interest
			before taxation,		and taxation after		Total assets
			exceptional items and		exceptional items and		less current
	Turnover		goodwill amortisation		goodwill amortisation		liabilities
					(see table below)		(see table below)

	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m

Classes of business

Continuing operations

National Starch	1,870	1,866	219	199	202	108	1,287	1,317

Quest	584	691	51	45	35	15	309	437

Uniqema	629	669	19	8	30	(30)	405	431

Paints	2,161	2,163	216	203	194	136	790	835

Regional and Industrial	375	481	(26)	(25)	–	11	237	239

Inter-class eliminations	(18)	(21)

	5,601	5,849	479	430	461	240	3,028	3,259

Discontinued operations	–	–	–	–	(20)	(9)	–	–

Associates

Share of operating profits less losses			4	2	4	2

Interest receivable			–	1

Group net interest payable			(86)	(92)

Amounts written-off investments					–	(57)

Net operating assets							3,028	3,259

Net non-operating liabilities							(169)	(277)

	5,601	5,849	397	341	445	176	2,859	2,982

	Goodwill amortisation
	charged in arriving at		Goodwill
	the above results		included above

	2004	2003	2004	2003
	£m	£m	£m	£m

Goodwill

National Starch	16	17	208	237

Quest	1	1	16	17

Uniqema	1	1	10	12

Paints	17	17	234	252

Regional and Industrial	–	–	12	14

	35	36	480	532

ICI ANNUAL REVIEW 2004

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SUMMARY ACCOUNTS	23

2 Segment information (continued)

	Turnover by		Net
	customer		operating
	location		assets

	2004	2003	2004	2003
	£m	£m	£m	£m

Geographic areas

Continuing operations

United Kingdom	628	681	805	850

Continental Europe	1,261	1,300	617	670

USA	1,662	1,803	891	995

Other Americas	606	625	191	198

Asia Pacific	1,325	1,324	506	533

Other countries	119	116	18	13

	5,601	5,849	3,028	3,259

3 Dividends

	2004	2003	2004	2003
	pence per	pence per
	£1 Ordinary	£1 Ordinary
	Share	Share	£m	£m

First interim, paid 1 October 2004	3.40	2.75	40	32

Second interim, payable 15 April 2005	3.90	3.50	46	42

	7.30	6.25	86	74

4 Movements in equity shareholders’ funds during the year

	2004	2003
	£m	£m

Shareholders’ funds at beginning of the year	450	463

Movements in funds during the year

Profit (loss) retained for the year	124	(54)

Goodwill movement	154	27

Other recognised gains and (losses) related to the year	(8)	9

Movement in respect of own shares	1	5

	271	(13)

Shareholders’ funds at end of the year	721	450

5 Post balance sheet events
On 7 February 2005 the Group completed the disposal of its US, Canadian and European Vinamul Polymers business to Celanese for £111m ($208m). The transaction resulted in a profit after tax of £5m before the recycling of £140m of previously written off goodwill.

6 Auditor’s Report
The Auditor’s Report on the full accounts for the year ended 31 December 2004 was unqualified and did not include a statement under Section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or Section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

ICI ANNUAL REVIEW 2004

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24	SHAREHOLDER INFORMATION

Shareholder information

Quarterly results
Unaudited trading results of the ICI Group for 2005 are expected to be announced as follows:

First quarter	5 May 2005
Half year	4 August 2005
Nine months	3 November 2005
Full year	9 February 2006

Dividend payments
A second interim dividend for the year 2004, which the Annual General Meeting will be asked to confirm, is payable on 15 April 2005 to Ordinary shareholders registered in the books of the Company on 4 March 2005. Dividends are normally paid as follows:

First interim: announced with the Half year results and paid in early October; Second interim: announced with the Full year results and paid in mid-to late April.

Analysis of shareholdings
The following tables analyse the holdings of Ordinary Shares at the end of 2004:

By size of	Number
account	of Ordinary	Number
	shareholders’	of shares
Size of holding	accounts	(millions)%

1-250	65,957	7	1
251-500	33,327	12	1
501-1,000	26,941	20	2
1,001-5,000	22,918	45	3
5,001-10,000	1,274	9	1
10,001-50,000	707	15	1
50,001-1,000,000	557	142	12
Over 1,000,000	151	941	79

All holdings	151,832	1,191	100

By category			%

UK

Pension funds			22
Life assurance			8
Mutual funds			15
Individuals			13
Others			7

			65

Overseas			35

			100

In addition to the number of registered shareholders shown, there are approximately 14,000 holders of American Depositary Receipts (ADRs). The ADRs, each of which evidences one American Depositary Share (ADS), which represents four £1 Ordinary Shares, are issued by Citibank Shareholder Services.

Set out below is information regarding interests in the Company’s £1 Ordinary Shares appearing, as at 14 February 2005, in the Register of Interests in Shares maintained by the Company:

	Amount
	owned
	(number of
	shares)	Per cent
Identity of Group	millions	of class

Citibank Shareholder
Services*	101.7	8.53

Barclays PLC	101.4	8.51

Brandes Investment
Partners LLC	94.3	7.91

Standard Life Investments Ltd	55.4	4.64

Capital International Ltd	46.3	3.74

Legal & General Investment
Management Ltd	44.6	3.74

Morley Fund Management Ltd	36.1	3.03

*	This interest relates to ADRs issued by Citibank Shareholder Services, as Depositary, which evidence ADSs.

No other person held an interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company, appearing in the Register of Interests in Shares maintained under the provisions of Section 211 of the Companies Act 1985.

Stock Exchange listings and US filings
ICI Ordinary Shares are listed on the London Stock Exchange and in the form of ADSs on the New York Stock Exchange.

The Company from time to time files reports with the United States Securities and Exchange Commission. Reports filed since 4 November 2002 can be viewed online at www.sec.gov.

A copy of each report filed within the preceding 12 months can be inspected by any shareholder or ADR holder during normal business hours at the offices of:

Imperial Chemical Industries PLC
20 Manchester Square
London W1U 3AN

Capital Gains Tax
In certain circumstances, when a shareholder in the UK sells shares, liability to tax in respect of capital gains is computed by reference to the market value of the shares on 31 March 1982. The market value of ICI Ordinary Shares at 31 March 1982, for this purpose, was 309p.

ICI and Zeneca demerged on 1 June 1993. The base cost of shares held pre-demerger is split between the post-demerger ICI shares and the Zeneca shares. Post-demerger ICI shares inherit a base cost of 0.50239 of their pre-demerger base cost.

For the purposes of UK taxation of capital gains, the issue of new ICI Ordinary Shares under the Rights Issue, in February 2002, is regarded as a reorganisation of the share capital of ICI.

Shareholders who are in any doubt as to their tax position should seek specific advice from their financial advisers.

Annual Report and Accounts
Any shareholder who received only the Annual Review this year will continue to do so in future years. To receive the full Annual Report and Accounts shareholders should write to the Company Secretariat at the Registered Office.

Registrar and Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing West Sussex BN99 6DA
Telephone: 0870 600 3993

Dividend mandate
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Registrar for a dividend mandate form. Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS).

Share dealing service
The Share Centre Limited provides a simple share dealing service which allows existing and new shareholders to buy or sell ICI shares.

Further information can be obtained from:
The Share Centre Limited
PO Box 2000
Aylesbury Buckinghamshire HP21 8ZB
Telephone: 01296 414 144

ADR Depositary
Citibank Shareholder Services is Depositary for ICI’s American Depositary Receipts.

Shareholder enquiries may be directed to:

Citibank Shareholder Services
PO Box 4307
Providence, RI 02940
USA
Toll Free Number: (US Calls) 1-877-CITI-ADR
(1-877-248-4237)
Web enquiries to: www.citibank@shareholders-online.com

Auditor: KPMG Audit Plc, 8 Salisbury Square, London EC4Y 8BB Registered Office: 20 Manchester Square, London W1U 3AN Telephone: +44(0)20 7009 5000 PRINTED IN ENGLAND: St Ives Westerham Press

ICI ANNUAL REVIEW 2004

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FORWARD-LOOKING STATEMENTS AND DEFINITIONS	25

Forward-looking statements
This Annual Review contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: the Group’s strategy and its ability to achieve it; the benefits of the restructuring programmes in the Group’s businesses; the Group’s net debt; the Group’s credit rating; expectations regarding sales, operating profit and growth; plans for the launch of new products and services; the impact of regulatory initiatives on operations and costs; the Group’s possible or assumed future results of operations; capital expenditure and investment plans; adequacy of capital; financing plans; and statements preceded by, followed by, or that include the words “believe”, “expect”, “intend”, “will”, “plan”, “anticipate”, “goal”, “aim”, “seek” or similar expressions.

The Company cautions that any forward-looking statements in this Annual Review may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Review, including, without limitation, changes in the Group’s business or acquisition or divestment strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: the impact of competitive products and pricing; changes in the price of raw materials; the occurrence of major operational problems; the loss of major customers; limitations imposed by the Group’s indebtedness and leverage; a credit rating downgrade by the rating agencies; contingent liabilities, including those arising in connection with disposed businesses; risks associated with the Group’s international operations; risks of litigation; and other factors described in the Company’s filings with the Securities and Exchange Commission.

Definitions

Comparable sales (Group)	Group sales excluding the effects of currency translation differences and the impact of acquisitions and divestments.

Trading margin (Group)	Group trading profit expressed as a percentage of sales.

Group earnings per Ordinary Share	Group profit after tax and minority interests divided by the weighted average number of shares in issue (less the weighted average number of shares held by the Group’ s employee share plans) during the period.

Earnings before interest, tax,
depreciation and amortisation (EBITDA)	ICI defines EBITDA as profit before interest, tax, depreciation, goodwill amortisation and exceptional items. Management believes EBITDA serves as an important financial indicator, however EBITDA should not be considered in isolation, or as an alternative to operating profit or net profit or cash flow from operating activities, in each case, determined in accordance with UK GAAP.

Interest cover	Calculations of interest cover are based on the sum of the Group’s operating profit before exceptional items and goodwill amortisation and net associated company income (associate operating profit less share of net interest payable by associates) divided by ICI’ s interest cost (excluding associate interest).

Return on average net assets (RONA)	Trading profit as a percentage of average net operating assets excluding goodwill.

Return on capital employed (ROCE)	Group trading profit after goodwill amortisation, before exceptional items, after restructuring amortisation* and after tax† for the last twelve months divided by the average of capital employed for the current period end and that of twelve months previously; expressed as a percentage.

Notes:
	*	Cash expenditure on restructuring is capitalised in each year that expenditure occurs and is then amortised over three years starting on 1 January following the year of the expenditure.

	†	A tax charge is applied to the Group trading profit (before goodwill amortisation and after restructuring amortisation) using the Group’s effective tax rate for the year (2004: 28%, 2003: 29%).

Effective tax rate	The Group’s effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax, before exceptional items and goodwill amortisation.

Capital employed	ICI defines capital employed as net operating assets plus net operating exceptional items.

Net operating assets	Tangible fixed assets plus goodwill on acquisitionsø plus operating working capital.
	ø	Goodwill on acquisitions relates to goodwill capitalised on the Group balance sheet and, therefore, excludes goodwill arising prior to 31 December 1997 (largely that arising on the acquisition of the Unilever Speciality Chemical businesses) which has been charged directly to reserves.

Net operating exceptional items	For financial ratio calculation purposes only, this is defined as: Asset write downs arising on restructuring plus cash cost of restructuring before tax and after amortisation: for financial ratio purposes only, cash expenditure is capitalised in each year that expenditure occurs and is then amortised over three years starting on 1 January following the year of expenditure.

Group cash flow before acquisitions
and disposals	Group cash flow before use of liquid resources and financing, add back cash flow on acquisitions less cash loans to associates and other investments and deduct net disposal proceeds less tax in relation to disposals (see table on page 11).

Words within single quotation marks, the letters ICI, the Roundel Device, The Vital Ingredient, National Starch, Quest and Uniqema are all trademarks of the ICI Group of companies.

ICI ANNUAL REVIEW 2004

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the vital ingredient